Contact

www.linkedin.com/in/andrewhecker
(LinkedIn)

Top Skills

Management
Strategy
Business Development

Languages

German (Elementary)
French (Full Professional)
Spanish (Limited Working)

Andrew Hecker

Chief Executive Officer
Minneapolis, Minnesota, United States

Summary

Leading Concept Advanced Manufacturing Solutions as CEO, a value-added distributor of machine tools, metrology equipment, automation solutions and a range of supporting services. Concept and its affiliates serve manufacturers across eighteen states across the upper midwest, Great Lakes and mid-atlantic region, providing capital goods in addition to services including repair and maintenance, application engineering, calibration, automation, robotics and turnkey cells.

Concept is a portfolio company of Goldner Hawn, a private equity investment firm founded on the principles of partnership and collaboration. Since 1989, Goldner Hawn has brought its partnership-centered investment strategy to lower middle market businesses with the Midwestern values of hard work, fair dealing and efficiency.

In addition to my role at Concept, I am passionate about my roles as a member of the Board of Trustees at Dunwoody College of Technology and the Board of Directors at ABV Technology.

Experience

CONCEPT Advanced Manufacturing Solutions

Chief Executive Officer
October 2020 - Present (4 years)
Greater Minneapolis-St. Paul Area

Recognized as the precision manufacturing industry’s trusted source for machine tools, additive manufacturing and metrology equipment, Concept has partnered with tool builders and the precision manufacturing industry to provide solutions for over 45 years. Concept represents the most advanced technology and partners with customers in every stage of manufacturing, from part design to machining center or additive manufacturing selection to quality,

metrology, service and support. Concept offers a single, experienced point of contact to support precision manufacturers every step of the way.

Dunwoody College of Technology
Member Board Of Trustees
October 2021 - Present (3 years)
Greater Minneapolis-St. Paul Area

Since its founding in 1914, Dunwoody has been a pioneer in technical education. Dunwoody believes that students learn best when they are actively engaged with their subject. That means they do while learning and learn by doing. And its faculty and staff are the same way. They practice what they teach.

As the only private, not-for-profit technical college in the Upper Midwest, Dunwoody has over 200,000 alumni – many of them now respected industry leaders and entrepreneurs. Today, its graduates enter the workforce with competence, determined to start meaningful and rewarding careers with certificates, associate’s, and bachelor’s degrees in more than 45 majors.

LORD Corporation
Senior Vice President Commercial and Corporate Development
January 2017 - November 2019 (2 years 11 months)
Raleigh-Durham, North Carolina Area

Led enterprise transformation to accelerate growth. Reported to CEO.
Culminated in leading sale process to Parker Hannifin.
• Led focus on organic growth and commercial excellence. Added $180M organic growth, hitting five-year plan in two years. Increased LORD’s value accordingly and led sale process to Parker.
• Partnered with Board and CEO to lead internal and external teams on sale process through competitive auction, achieving market-leading multiple with robust alternatives available
• Led enterprise transformation initiative (“LORD Summits”) that enabled sustained profitable growth.
o Drove culture change initiative across LORD’s 3,000+ team members emphasizing speed, focus, collaboration, empowerment, customer intimacy and execution.
o Formed 25-person Commercial Excellence (sales ops and enablement) and Marketing organization that accelerated growth; added commercially-led to company culture historically driven by technology

o Increased sales pipeline size to 5x annual growth target by implementing improved digital lead generation, sales incentive and recognition program, improved CRM usage and functionality, disciplined reviews and use of sales velocity metrics (opportunities, size, win rate vs. time to close)

o Grew lead conversion rate to >50% and increased close rates to 35%. Added high quality, lower cost digital leads through search engine optimization (SEO) and website improvements (55% of leads from website at 45% lower cost than traditional leads)

• Led annual Strategy process and quarterly Board Strategy Committee, including M&A playbook, capital allocation and competitive landscape. Implemented deep dives on key initiatives to improve execution.

Valspar

10 years 1 month

Vice President Corporate Development

January 2014 - April 2016 (2 years 4 months)

Greater Minneapolis-St. Paul Area

Led M&A activities and process of identifying and contacting acquisition candidates in core and adjacent markets to evaluate fit and deal potential. Completed > ten transactions.

• Led diligence and acquisition team on $200M global coatings acquisition. Led divestiture of non-strategic business generating >$70M cash proceeds

• Developed acquisition profile and screening criteria to guide M&A pipeline build and evaluation

Vice President, Global Industrial Markets

August 2012 - December 2013 (1 year 5 months)

Led $1B revenue global marketing, business development and divisional M&A team of 26

• Added $200M sales by leading and integrating purchase of Inver, a privately held European coatings company.

• Championed new marketing approaches to increase sales, such as event marketing (e.g. “Innovation Summit” reached more than 100 heavy machinery manufacturers and two contracts) and focus on specifications increased addressable market space by $400M

• Secured Japanese manufacturing and technical partner supporting $7M in new business

President Europe, Middle East, Africa, India

August 2009 - July 2012 (3 years)

Ran $500M portfolio of businesses with 8 plants, 1100 employees and 1 joint venture.

• Grew sales and profitability by double digit percentages through organic growth and pricing

• Oversaw $3M savings in SG&A by implementing shared service center and systems integration

• Grew Middle East sales by $20M by opening sales and support office in the Emirates

Vice President, Packaging Coatings

November 2007 - August 2009 (1 year 10 months)

Led $300M packaging coatings business selling to OEM can makers, 4 plants and 400 employees.

• Led team to two successive record years in operating profit (30%+ margins) and return on assets

• Transformed R&D around technology shift for 80% of goods sold

Vice President, Global Automotive Refinish

April 2006 - October 2007 (1 year 7 months)

Led $140M global business with 2 plants, 300 employees. Increased profitability by 14% of sales, grew sales 40% in new product line.

• Grew China distribution by 50% by hiring dedicated manager and sales staff

• Generated $6M in sales by opening sales offices and warehouses in France and Italy

ArvinMeritor

16 years

Vice President & General Manager

2005 - 2006 (1 year)

Knoxville, Tennessee Area

Led divestiture of $100M aftermarket auto parts division to strategic buyer. Responsible for 1 plant, 5 distribution centers, and 500 employees.

• Grew revenues 15% by taking over manufacturing for vertically integrated customer.

• Renegotiated key OEM service contract with major automaker to generate additional revenue and margin.

• Reduced SG&A costs > $1M by closing off-site admin center and flattening the organization

Managing Director, UK

2002 - 2005 (3 years)

Manchester, United Kingdom

Led P&L of $110M UK division manufacturing and distributing four branded auto parts categories. Responsible for 2 plants, 2 distribution centers, and 700 employees.

• Improved profitability by 12% of sales through pricing and warehouse consolidation. Secured >90% of sales on multi-year contracts and won $7M customer

• Reduced logistics costs by $3.4M and tripled inventory turns through new logistics model

Director of Manufacturing and HR

2000 - 2002 (2 years)

Paris Area, France

Led manufacturing function over 5 European plants and 1100 employees. Accountable for safety, unit cost, product availability and outsourcing for three product categories

• Reduced headcount 30% and saved $1.6M annually by rationalizing French production site

• Reduced inventory 18% by implementing lean manufacturing continuous improvement (CI) program and sourcing changes

Plant Manager / Site Manager

1998 - 2000 (2 years)

Paris Area, France

Led single site production, design and distribution operation for aftermarket auto parts business. Responsible for 300 employees and controllable spend of $50M.

I.T. Director

1997 - 1998 (1 year)

Paris Area, France

Management Associate

1990 - 1997 (7 years)

USA-based ArvinMeritor rotational training program in lean manufacturing, supervision and financial analysis; kaizen implementation in Spanish facility

Knight Ridder

Advertising Manager

1994 - 1997 (3 years)

Education

Harvard Business School

MBA · (1992 - 1994)

Wabash College

A.B., Economics, Philosophy · (1987 - 1990)